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Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Kathleen Collins and Chen Chen

Re:	TechnipFMC plc

Form 10-K for the Year Ended December 31, 2022

Form 8-K filed on July 27, 2023

File No. 001-37983

Dear Ms. Collins and Ms. Chen:

This letter responds to the letter dated October 6, 2023, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), relating to the above-referenced Form 10-K for the year ended December 31, 2022, filed with the SEC on February 24, 2023 (the “Form 10-K”) and Form 8-K filed with the SEC on July 27, 2023 (the “Form 8-K”). The Staff’s comments are set forth below in bold, followed by the Company’s response to the comments.

Please note that the “Company” or “TechnipFMC” refers to TechnipFMC plc, together with its consolidated subsidiaries.

All terms used but not defined herein have the meanings assigned to such terms in the Form 10-K and Form 8-K.

Form 10-K for the Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Operating Results of Business Segments, page 48

1. You refer to various factors that impacted your operations both here and in the segment discussion, however, you do not quantify the impact of these factors. For example, you state that subsea revenue increased due to higher project installation activity in Brazil and the United Kingdom, which was offset by the negative impact of foreign exchange. You also indicate that the increase in Surface Technologies operating profit increased due to both volume and pricing in North America. Where a material change is due to two or more factors, please revise to provide a quantified discussion of the various factors impacting such change. In addition, you state that the increase in Surface Technologies revenue was driven by an increase in North American activity. Please revise to include a quantified discussion of the factors impacting such activity with a focus on specific projects or products, where possible. Refer to Item 303(b) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment, and has included a quantified discussion of material factors impacting the Company’s revenue, operating profit and other key financial statement line items in the Company’s quarterly report on Form 10-Q for the three months ended September 30, 2023 (“Q3 10-Q”). The Company undertakes to provide similar discussions in its future periodic filings with the SEC.

November 6, 2023

The comparison of the three months ended September 30, 2023 and 2022, as included in the Company’s Q3 10-Q, is set forth below (in italics) as an illustrative example:

Consolidated Results of Operations of TechnipFMC plc

Three Months Ended September 30, 2023 and 2022

Revenue

Revenue increased $323.9 million during the three months ended September 30, 2023, compared to the same period in 2022. Subsea revenue increased by $293.3 million, primarily driven by a 24.5% higher backlog as of December 31, 2021, than December 31, 2022, converting into an increase in project revenues over the period. Surface Technologies revenue increased by $30.6 million, out of which $22.2 million is due to increased activity in the Middle East.

Gross Profit

Gross profit (revenue less cost of sales) increased to $366.9 million during the three months ended September 30, 2023, compared to $256.0 million in the prior-year period. Subsea gross profit increased year over year by $94.7 million, of which $42.0 million is due to volume increase and $52.7 million in favorable activity mix. Surface Technologies gross profit increased year-over-year by $13.1 million, of which $9.4 million due to North America’s improved operational performance and $6.4 million due to higher Middle East activity.

Subsea revenue increased $293.3 million, as a continued positive impact of the backlog increase in 2022, compared to prior year. $143.6 million increase comes from Brazil, $116.9 million from Norway and $54.1 million from the United States, offset by net $20.9 million decrease from the rest of the world.

Subsea operating profit for the three months ended September 30, 2023, increased by $72.7 million. $42.0 million comes from volume, combined with $52.7 million in favorable activity mix, partially offset by a $22.0 million increase in operating expense.

Surface Technologies revenue increased by $30.6 million, $22.2 million of which is attributable to increased activity in the Middle East. During the three months ended September 30, 2023 and 2022, 60.6% and 54.0% of total segment revenue, respectively, was generated outside of North America, of which the Middle East represented 25.2% and 20.6%, respectively.

Surface Technologies operating profit increased versus the prior year by $14.3 million, of which $7.2 million is due to North America’s improved operational performance and $5.3 million due to higher Middle East activity.

Additionally, the Company respectfully advises the Staff that, it believes a quantified discussion of factors impacting key financial statement line items based on specific projects and individual product lines does not provide meaningful insights on the Company’s overall results of operations due to the large backlog of projects and diversity of the Company’s product offerings.

Moreover, project-related activities contribute to more than half of the Company’s revenue, and disclosure on specific projects could result in release of market-sensitive customer information, particularly where the Company’s work scope represents a material portion of a customer’s project. Disclosure of project-level information, while immaterial to investors, could cause competitive harm to the business of the Company’s customers and in turn, pose risk to future project awards to the Company.

The Company also believes that periodic disclosure of factors impacting individual product lines could cause competitive harm to the Company’s business and future prospects as information on activity, pricing, inventory and other data could negatively impact the Company’s commercial conversations with its customers, while such information does not provide investors with meaningful insights on the Company’s overall results of operations.

Consolidated Financial Statements of TechnipFMC PLC and Consolidated Subsidiaries Note 22. Pension and Other Post-Retirement Benefit Plans, page 97

November 6, 2023

2. We note that you used a weighted-average discount rate of 9.97% to determine the benefit obligation for international pension plans in fiscal 2022 compared to a discount rate of 1.99% in fiscal 2021. Please explain to us the reason for such increase and provide us with the discount rates used in determining your weighted-average assumptions for each of Netherlands, France, Germany, United Kingdom and Canada.

Response:

The Company respectfully advises the Staff that the weighted-average discount rate as of December 31, 2022 was 4.89%. The weighted-average discount rate of 9.97% disclosed in the Form 10-K was incorrect due to an arithmetic error. The Company will correct the error in its upcoming annual report on Form 10-K for the fiscal year ending December 31, 2023.

This error relates only to the weighted-average discount rate for the Company’s international pension plans in fiscal 2022 that was disclosed in Note 22 to the consolidated financial statements in the Form 10-K and the correct country specific discount rates, as shown below, were used when determining and recording pension benefit obligation as of December 31, 2022, as the calculation was performed by country and/or plan. The correct country specific discount rates were aggregated to generate the weighted-average discount rate where the arithmetic error occurred due to a wrong formula (arithmetic average instead of weighted average).

The discount rates used in the calculation were:

•	4.9% for the U.K. plans, representing 86% of total international pension obligations;

•	3.8% for the French plans, representing 7% of total international pension obligations; and

•	rates in the range of 3.7%—9.9% for the rest of the Company’s international plans, making up the remaining 7% of total international pension obligations.

The discount rates for all international plans were derived using each plan’s projected benefit cashflows and a yield curve constructed based on high quality corporate bonds available in each market. A single equivalent discount rate within the same market as of a fiscal year end was then used to calculate the present value of each individual plan. For countries that lack a sufficient corporate bond market, such as Brazil, the discount rate was set with reference to a government bond index. There was no change in methodologies in determining discount rate at fiscal 2021 and 2022. However, during fiscal year 2022, the Company observed increases in corporate and government bond yields across all countries.

Management performed and documented an assessment of the error noted above based on Staff Accounting Bulletin No. 99: Materiality (“SAB 99”). The Company’s assessment considered both quantitative and qualitative factors and the effect of the error, including an analysis of whether the error had a material impact on the Company’s reported results. Based on this assessment, management concluded that the weighted-average discount rate is not significant to the users of its financial statements as it is not probable that the judgment of a reasonable person relying on the financial statements in the Company’s Form 10-K would have been changed or influenced by this item. Management concluded that correction of the error would not result in any market reaction, positive or negative. Management therefore determined this error is immaterial to previously issued financial statements and the error will be corrected in the Company’s annual report on Form 10-K for the year ending December 31, 2023 and future SEC filings, as applicable.

Management also assessed the control failure associated with the arithmetic error and concluded that the error was an isolated incident outside of the Company’s key control process and is not indicative of a systemic failure of controls on the calculation and reporting of the Company’s pension and other post-retirement benefit plans, and as such, the error does not represent a significant deficiency or material weakness.

Item 2.02 Form 8-K Furnished July 27, 2023

Exhibit 99.1

Reconciliation of GAAP to non-GAAP Financial Measures, page 18

3. You state that management believes the exclusion of charges and credits from your financial measures enables investors and management to more effectively evaluate TechnipFMC’s operations and consolidated results of operations period-over-period, and to identify operating trends that could otherwise be masked or misleading to both investors and management by the excluded items. Please revise to remove the reference to “masked or misleading” as your current disclosures appear to imply that the GAAP financial measures could potentially be misleading. Provide us with proposed revisions in your response.

November 6, 2023

Response:

The Company acknowledges the Staff’s comment and has removed the reference to “masked or misleading” from its earnings release for the three months ended September 30, 2023. The revised language is also set forth below (in italics and underlined) and will be included in the Company’s future earnings releases and other investor communications:

In addition to financial results determined in accordance with U.S. generally accepted accounting principles (GAAP), the third quarter 2023 Earnings Release also includes non-GAAP financial measures (as defined in Item 10 of Regulation S-K of the Securities Exchange Act of 1934, as amended) and describes performance on a year-over-year or sequential basis. Income (loss) from continuing operations attributable to TechnipFMC plc, excluding charges and credits, as well as measures derived from it (including Diluted EPS, excluding charges and credits; Income before net interest expense and taxes, excluding charges and credits (“Adjusted Operating profit”); Depreciation and amortization, excluding charges and credits; Earnings before net interest expense, income taxes, depreciation and amortization, excluding charges and credits (“Adjusted EBITDA”); and Adjusted EBITDA, excluding foreign exchange gains or losses, net; Adjusted EBITDA margin; Adjusted EBITDA margin, excluding foreign exchange, net; Corporate expense, excluding charges and credits; Foreign exchange, net and other, excluding charges and credits; and net debt) are non-GAAP financial measures.

Non-GAAP adjustments are presented on a gross basis and are not net of tax. Estimates of the tax effect of each adjustment is calculated item by item, applying the relevant jurisdiction tax rate to the pretax amount, unless the nature of the item and/or the tax jurisdiction in which the item has been recorded requires application of a specific tax rate, tax treatment or valuation allowance consideration, in which case the tax effect of such item is estimated accordingly.

Management believes that the exclusion of charges, credits and foreign exchange impacts from these financial measures provides a useful perspective on the Company’s underlying business results and operating trends, and a means to evaluate TechnipFMC’s operations and consolidated results of operations period-over-period. These measures are also used by management as performance measures in determining certain incentive compensation. The foregoing non-GAAP financial measures should be considered by investors in addition to, not as a substitute for or superior to, other measures of financial performance prepared in accordance with GAAP. The following is a reconciliation of the most comparable financial measures under GAAP to the non-GAAP financial measures.

4. Please explain how you determined the income tax effects on your measure of non-GAAP Income (loss) from continuing operations attributable to TechnipFMC plc. In your response, address why you have not included a tax adjustment for the non-recurring legal settlement charge in this Form 8-K earnings release, or similarly, for impairment and other charges and loss from investment in Technip Energies in the February 23, 2023 Form 8-K. Also revise your disclosures to explain how the tax effects of the non-GAAP adjustments are calculated. Refer to Question 102.11 of the non-GAAP C&DIs.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that estimation of tax effect of each non-GAAP adjustment is performed item by item, applying the relevant jurisdictional tax rate to the pretax amount, unless the nature of the item and/or the tax jurisdiction in which the item has been recorded requires application of a specific tax rate, tax treatment or valuation allowance consideration, in which case the tax effect of such item is estimated accordingly.

The Non-recurring legal settlement charges, as included in the Company’s earnings release for the three months ended September 30, 2023 and the Form 8-K earnings release, reflect the impact of the resolution of all outstanding matters with the PNF (see Note 13 of the Company’s quarterly report on Form 10-Q for the three months ended June 30, 2023). For taxation purposes, the charges were treated as a penalty and non-deductible permanent difference and as such, did not trigger tax charges or benefits.

For Impairment charges, as included in the Company’s earnings release for the three months and year ended December 31, 2022 (the “2022 Q4 Earnings Release”), the underlying non-GAAP adjustments relate to various jurisdictions with a full valuation allowance against their respective net deferred tax assets, and as a result, there was no further tax effect of the Impairment charges.

For Loss from investment in Technip Energies, as included in the Company’s 2022 Q4 Earnings Release, the charges reflect the net value of mark-to-market valuation on the Company’s investment in Technip Energies and the gains and losses resulting from sale transactions of the investment. Gains and losses of the sales were recorded in a UK entity and treated as non-deductible permanent difference. The tax effects of this non-GAAP adjustment was zero, given that the UK entity had significant U.K. net operating loss carryforwards and established full valuation allowances against its U.K. net deferred tax assets.

November 6, 2023

In response to the Staff’s request to revise the Company’s disclosures to explain how the tax effects of the non-GAAP adjustments are calculated, the Company has included the following language in its earnings release for the three months ended September 30, 2023 (in italics below and also in our response to the Staff’s Comment No. 3 above) and also included footnotes to Non-recurring legal settlement charges and Loss from investment in Technip Energies, which are adjustment items to the Company’s non-GAAP reconciliation tables, to further explain the specific tax impact of the two non-GAAP adjustment items.

Non-GAAP adjustments are presented on a gross basis and are not net of tax. Estimates of the tax effect of each adjustment is calculated item by item, applying the relevant jurisdiction tax rate to the pretax amount, unless the nature of the item and/or the tax jurisdiction in which the item has been recorded requires application of a specific tax rate, tax treatment or valuation allowance consideration, in which case the tax effect of such item is estimated accordingly.

The Company further advises the Staff that in the Company’s future earnings releases, the Company will revise the reconciliation tables for its consolidated Adjusted EBITDA, which are currently set forth in the Company’s earnings release for the three months ended September 30, 2023 as Exhibits 6 and 7, to provide additional clarity with respect to the tax impact of non-GAAP adjustment items.

The following (in italics) is an example of the Company’s intended disclosure based on the illustrative revision of its actual disclosure of Exhibits 6 and 7 in the Company’s earnings release for the three months ended September 30, 2023.

	Three months ended			Nine months ended
	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Net income (loss) attributable to TechnipFMC plc	$90.0	$(87.2)	$5.0	$3.2	$(35.2)
Charges and (credits):
Impairment	2.0	—	3.6	2.0	4.7
Restructuring and other charges	1.7	4.7	4.1	7.0	10.9
Non recurring legal settlement charges	—	126.5	—	126.5	—
Loss from investment in Technip Energies	—	—	—	—	27.7
Tax on charges and (credits)	0.6	0.4	(0.9)	1.0	0.4

Adjusted net income (loss) attributable to TechnipFMC plc	94.3	44.4	11.8	139.7	8.5

Income (loss) attributable to non-controlling interests	3.7	(9.1)	5.7	2.0	19.4
Provision for income tax	19.5	43.3	42.7	100.2	91.0
Net interest expense	26.7	30.3	30.9	75.7	122.3
Adjusted Operating profit	144.2	108.9	91.1	317.6	241.2
Depreciation and amortization	93.3	97.0	94.5	283.3	284.4
Adjusted EBITDA	237.5	205.9	185.6	600.9	525.6
Foreign exchange, net	46.4	48.3	14.5	92.6	(13.1)

Adjusted EBITDA, excluding foreign exchange, net	$283.9	$254.2	$200.1	$693.5	$512.5

Weighted diluted average shares outstanding	450.3	440.1	458.1	452.9	451.1
Reported earnings (loss) per share - diluted	0.20	(0.20)	0.01	0.01	(0.08)

Adjusted earnings per share - diluted	0.21	0.10	0.03	0.31	0.02

*        *        *         *

We appreciate the Staff’s time and attention to this matter. If you have any questions or comments or require further information, please do not hesitate to telephone the undersigned at (202) 637-1073.

Sincerely,

/s/ Julia A Thompson
Julia A Thompson of LATHAM & WATKINS LLP

Cc:	Alf Melin, Executive Vice President and Chief Financial Officer

Krisztina Doroghazi, Senior Vice President, Controller and Chief Accounting Officer

Cristina Aalders, Executive Vice President, Chief Legal Officer, and Secretary

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